
NIHAR PATEL
Start-up Advising & Venture Capital

Nihar Patel · 2nd

Chief Investment Officer at Newchip Accelerator

Austin, Texas, United States ·

Contact info

Newchip Accelerator

University of Iowa - Henry B. Tippie College of Business

500+ connections

12 mutual connections: Richard Harris™, Jonny Price, and 10 others

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Experience

Chief Investment Officer

Newchip Accelerator · Full-time

Oct 2018 – Present · 2 yrs 10 mos

Austin, Texas, United States

Providing entrepreneurs with all of the skills and tools necessary to build, scale, and fund their startups from launch to exit via our online global accelerator and venture fund.

General Partner

Journey Venture Partners

Sep 2019 – Present · 1 yr 11 mos

Austin, Texas Area

Journey Venture Partners is an Austin based Venture Capital & Private Equity firm with a focus on being a partner for start-ups offering investment, mentorship, and strategic business partnerships. At Journey Venture Partners, assigne ...see more

General Partner

ASTRALABS

ASTRALABS · Full-time
Oct 2018 – Present · 2 yrs 10 mos
Austin, Texas Area

Astralabs Inc is a company focused on helping entrepreneurs raise money and grow by offering education, mentorship, products, and services.

...see more

Writer – Financial Market Research

Self-Employed
Nov 2017 – Oct 2018 · 1 yr
Englewood, NJ

➤ Responsible for ghostwriting finance and investment articles while seeking the right role.
➤ Researched Blockchain technology and investment space.
➤ Authored highly circulated articles under a persc ...see more



OpenDoor Article.pdf

Project Team Leader and Market Research Consultant (Internship)

Insta-Pro International
May 2016 – May 2017 · 1 yr 1 mo
Iowa City, IA

Due to the success of a summer internship, the company offered an additional project during the spring as part of a hands-on experiential learning during my 2nd year of MBA studies. Tasks and accomplishments include the fc ...see more

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Education

University of Iowa - Henry B. Tippie College of Business

Master of Business Administration (M.B.A.), Finance, General, GPA: 3.76
2015 – 2017
Activities and Societies: Henry Fund

Selected Course Module Highlights

➤ Managerial Finance
➤ Business Communications
➤ Portfolio Management
➤ Financial Modeling
➤ Corporate Investment and Financing Decisions

University of California, Hastings College of the Law

Juris Doctor, Law
2008 – 2011

University of California, Davis

Bachelor of Arts (B.A.), Political Science
2005 – 2008
Activities and Societies: Pi Sigma Alpha - Political Science Honor Society

Selected Course Module Highlights
➤ Comparative Political Systems
➤ American government and institutions
➤ Public Law
➤ International Relations